Filed by ArcLight Clean Transition Corp. II pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ArcLight Clean Transition Corp. II
Commission File No. 001-40272

FOR IMMEDIATE RELEASE

OPAL Fuels Commences Commercial Operation of Noble Road Renewable Natural Gas Facility at Rumpke Waste & Recycling Landfill in Shiloh, Ohio

RNG project expected to significantly reduce CO2 emissions

at Noble Road Landfill

WHITE PLAINS, N.Y. – (March 3, 2022) – OPAL Fuels LLC, a vertically integrated producer and distributor of renewable natural gas (RNG), today announced it has commenced commercial operation of a new facility to extract and capture waste methane from Rumpke Waste & Recycling’s Noble Road Landfill, transform it into RNG and transport it through Chesapeake Utilities Corporation’s (NYSE: CPK) wholly owned subsidiary Aspire Energy of Ohio. An affiliate of NextEra Energy Resources, LLC is a joint owner of the project.

The new, state-of-the-art facility, located in Shiloh, Ohio, utilizes advanced, patented technology to treat landfill gas by removing carbon dioxide and other components to purify the biogas and produce pipeline quality RNG. Aspire Energy constructed a 33.1-mile pipeline, which will transport the RNG to the company’s pipeline system. The fuel will be dispensed at OPAL Fuels fueling stations and Rumpke trucks will also be fueled using this RNG, displacing diesel fuel.

The Noble Road project is expected to produce approximately 6.9 million gasoline gallon equivalents (GGE) per year of RNG. The project is also expected to reduce the landfill’s methane emissions by approximately 20,000 tons per year. Methane is 28 to 36 times more effective than CO2 at trapping heat in the atmosphere over a 100-year period. Additionally, the project will help reduce CO2 emissions by more than 48,000 tons per year. The expected annual emissions reduction from this project is equivalent to CO2 emissions from over 54 million gallons of gasoline, approximately 1.1 million barrels of oil consumed, or carbon sequestered by more than 570,000 acres of U.S. forests in one year.

“We have worked closely with Rumpke and Aspire Energy to make the Noble Road biogas upgrading facility a reality,” said Adam Comora, Co-CEO of OPAL Fuels. “As an end-to-end producer and supplier of RNG, we are proud to work with landfill operators such as Rumpke to unlock new revenue streams, reduce methane emissions and help the heavy-duty transportation industry get to net-zero – truly a win-win-win scenario.”

“Working with OPAL Fuels to construct a state-of-the-art facility aligns with our vision to set industry standards for landfill management and operations,” said Andrew Rumpke, East Area President for Rumpke Waste & Recycling. “Our mission is to deliver complete service solutions that provide long-term, positive and sustainable environmental and economic impacts, and this project does just that.”

“We are pleased to collaborate with OPAL Fuels in transporting low-carbon renewable natural gas,” said Jeff Householder, president and chief executive officer, Chesapeake Utilities Corp. “This project supports our strategic decision to actively support the sustainability efforts of the communities we serve.”

RNG is the natural byproduct of landfill and animal waste, captured and processed before it leaks into the atmosphere or is required to be burned off, and represents a right now solution to the right now problem of climate change driven by methane emissions. The project demonstrates OPAL Fuels’ continued execution of its growth strategy, led by a proven team with a track record of delivering value from waste-to-energy. OPAL Fuels’ expertise at capturing methane at landfills and dairy farms helps its partners and customers accelerate their ESG goals while decarbonizing the heavy-duty trucking industry. Moreover, OPAL Fuels helps create new revenue streams for upstream partners and drive cost savings for downstream customers.

About OPAL Fuels LLC

OPAL Fuels LLC, a Fortistar portfolio company, is a leading vertically integrated renewable fuels platform involved in the production and distribution of renewable natural gas (RNG) for the heavy-duty truck market. RNG is a proven low-carbon fuel that is rapidly decarbonizing the transportation industry now while also significantly reducing costs for fleet owners. OPAL Fuels captures harmful methane emissions at the source and recycles the trapped energy into a commercially viable, low-cost alternative to diesel fuel. OPAL Fuels also develops and constructs RNG fueling stations. As a producer and distributor of carbon-reducing fuel for heavy-duty truck fleets for more than a decade, the company delivers best-in-class, complete renewable solutions to customers and production partners. To learn more about OPAL Fuels and how it is leading the effort to capture North America’s harmful methane emissions and decarbonize the transportation industry, please visit www.opalfuels.com and follow the company on LinkedIn and Twitter at @OPALFuels.

OPAL Fuels also previously announced an agreement for a business combination with ArcLight Clean Transition Corp. II (Nasdaq: ACTD), which is expected to result in OPAL Fuels becoming a public company listed on the Nasdaq Stock Exchange in second quarter of 2022, subject to customary closing conditions.

About Rumpke Waste & Recycling

Rumpke Waste & Recycling is one of the largest, family-owned and operated waste and recycling firms in the country, operating 14 landfills and 12 recycling centers, while employing nearly 3,600 people and serving 1.8 million customers throughout Ohio, Kentucky, Indiana and West Virginia. Rumpke was named one of the U.S. Best Managed Companies for the second year in a row. The award, sponsored by Deloitte Private and The Wall Street Journal, recognizes the best managed private companies in the country. For more information, visit www.rumpke.com.

About Chesapeake Utilities Corporation

Chesapeake Utilities Corporation is a diversified energy delivery company, listed on the New York Stock Exchange, which is engaged in natural gas transmission and distribution; electricity generation and distribution; propane gas distribution; mobile compressed natural gas utility services and solutions; and other businesses. Information about Chesapeake Utilities Corporation’s businesses is available at www.chpk.com.

Please note that Chesapeake Utilities Corporation is not affiliated with Chesapeake Energy, an oil and natural gas exploration company headquartered in Oklahoma City, Oklahoma.

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Additional Information

ArcLight has filed with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which includes a preliminary proxy statement/prospectus of ArcLight, in connection with the proposed merger transaction (the “Business Combination”) involving ArcLight and OPAL Fuels. After the Registration Statement is declared effective, ArcLight will mail a definitive proxy statement/prospectus and other relevant documents to stockholders of ArcLight as of a record date to be established for voting on the Business Combination. ArcLight’s stockholders and other interested persons are advised to read, the preliminary proxy statement/prospectus, and amendments thereto, and, when available, the definitive proxy statement/prospectus in connection with ArcLight’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about ArcLight, OPAL Fuels and the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by ArcLight may be obtained free of charge from ArcLight at https://www.arclightclean.com or by directing a request to: ArcLight Clean Transition Corp., 200 Clarendon Street, 55th Floor, Boston, MA 02116.

Participants in the Solicitation

ArcLight, OPAL Fuels and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ArcLight’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of ArcLight’s directors and officers, and OPAL Fuels’ directors and executive officers, in ArcLight’s filings with the SEC, including the Registration Statement.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements are statements that are not historical facts and generally relate to future events or ArcLight’s or the OPAL Fuels’ future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements, including the identification of a target business and a potential business combination or other such transaction are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ArcLight and its management, and OPAL Fuels and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement and other filings with the Securities and Exchange Commission (SEC), as well as (1) the inability to complete the proposed transaction; (2) factors associated with companies, such as OPAL Fuels, that are engaged in the production and integration of renewable natural gas (RNG), including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate; (3) macroeconomic conditions related to the global COVID-19 pandemic; (4) the effects of increased competition; (5) contractual arrangements with, and the cooperation of, landfill and livestock waste site owners and operators, on which OPAL Fuels operates its landfill gas and livestock waste projects that generate electricity and RNG prices for environmental attributes, low carbon fuel standard credits and other incentives; (6) the ability to identify, acquire, develop and operate renewable projects and RNG fueling stations; (7) the failure to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (8) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed transaction; (9) the outcome of any legal proceedings that may be instituted in connection with the proposed transaction; (10) the amount of redemption requests made by ArcLight’s public shareholders; and (11) the ability of the combined company that results from the proposed transaction to issue equity or equity-linked securities or obtain debt financing in connection with the transaction or in the future. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Both ArcLight and OPAL Fuels expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in ArcLight’s or OPAL Fuels’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts

For OPAL Fuels LLC

Media
Jason Stewart
Senior Director Public Relations and Marketing
914-421-5336
jstewart@opalfuels.com

Investors
ICR, Inc.

opalfuelsir@icrinc.com

For Rumpke Waste & Recycling

Media

Gayane Makaryan

Corporate Communications Manager

614-601-1528

gayane.makaryan@rumpke.com

For Chesapeake Utilities Corporation

Media

Brianna Patterson

Manager, Public Relations and Strategic Communications

302-217-7050

bpatterson@chpk.com